UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D
                              (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(a)
                            (Amendment No. 25)*


                         First Financial Fund, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                  320228109
                                (CUSIP Number)

                            Stephen C. Miller, Esq.
                             Krassa & Miller, LLC
                          1680 38th Street, Suite 800
                           Boulder, Colorado  80301
                                (303) 444-5483
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 9, 2002

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


----------------------------------------------------------------------------
CUSIP No. 320228 10 9
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,795,100
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	7.60%
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14.	Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		2,568,200
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	2,568,200
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 2,568,200
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
----------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	10.87%
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14. 	Type of Reporting Person (See Instructions)		OO
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----------------------------------------------------------------------------
CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust
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2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		New York
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Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
  1,922,400
----------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
----------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	8.14%
----------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		1,697,900
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,697,900
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,697,900
----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	7.19%
----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
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----------------------------------------------------------------------------
CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		1,359,800
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,359,800
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,359,800
----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.76%
----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
----------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	100
----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.0004%
----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
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1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
----------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
----------------------------------------------------------------------------

Number of		7.	Sole Voting Power		0
Shares Bene-
ficially 		8.	Shared Voting Power		1,359,900
Owned by Each
Reporting		9.	Sole Dispositive Power	0
Person With
			10.	Shared Dispositive Power	1,359,900
----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,359,900
----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.76%
----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
----------------------------------------------------------------------------


----------------------------------------------------------------------------
CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
----------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
----------------------------------------------------------------------------

3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	Not applicable
----------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
----------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
----------------------------------------------------------------------------

Number of		7.	Sole Voting Power	           0
Shares Bene-
ficially 		8.	Shared Voting Power	     0
Owned by Each
Reporting		9.	Sole Dispositive Power	     0
Person With
			10.	Shared Dispositive Power     0
----------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	0
----------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)  X
----------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
----------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
----------------------------------------------------------------------------



               Amendment No. 25 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 4 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

As previously reported in this statement on Schedule 13D, on August 28, 2002, the United States District Court for the District of Maryland (the "District Court") found in favor of the Brown Trust in connection with the lawsuit filed against the Company regarding the objectionable bylaw (the "By-Law Lawsuit"), and granted the Brown Trust's Motion for Temporary Restraining Order, thus preventing the Company from seating the incumbent directors pending further consideration by the District Court.

On September 9, 2002, the Brown Trust filed a Reply Memorandum in Support of its Motion for Preliminary and Final Injunctive Hearing ("Reply Memo") in the District Court in the By-Law Lawsuit, requesting that the District Court set aside the Challenged By-Law and enter a permanent injunction declaring the Trust's Candidates, who received a majority of the votes cast, the winners of the election. The Reply Memo filed in the By-Law Lawsuit is attached hereto as Exhibit 15 and incorporated in this statement by reference.

On September 10, 2002, the District Court held a hearing on the Trust's motion for a preliminary injunction. Judge Motz presided and granted a preliminary injunction enjoining the Company's Board from holding any meeting "pending entry of a final opinion and order on the merits of the case." Judge Motz indicated that "as of this time, I am persuaded that plaintiff is entitled to prevail on the merits," though that tentative conclusion could change during the opinion writing process. The Court indicated that it expected to issue a final ruling with a written opinion in seven to ten days.


Item 7.   Material to be Filed as Exhibits.

		Exhibit 15. Badland's Reply Memorandum in Support of its Motion for Preliminary and Final Injunctive Hearing filed on September 9, 2002.


                               Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2002


/s/ Stewart R. Horejsi
Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice President of
Badlands Trust Company, trustee of the
Ernest Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B, the Mildred B.
Horejsi Trust, the Stewart R. Horejsi
Trust No. 2, the Susan L. Ciciora
Trust, and the John S. Horejsi Trust.



EXHIBIT 15
                      UNITED STATES DISTRICT COURT
                      FOR THE DISTRICT OF MARYLAND
                            Northern Division

BADLANDS TRUST COMPANY,
A SOUTH DAKOTA CORPORATION,
AS TRUSTEE FOR
LOLA BROWN TRUST NO. 1B


Plaintiff,

v.


FIRST FINANCIAL FUND, INC.
A MARYLAND CORPORATION,

Defendant.

Civil Action No.  JFM 02-CV-2423



BADLAND'S REPLY MEMORANDUM IN SUPPORT OF ITS MOTION FOR PRELIMINARY AND FINAL INJUNCTIVE RELIEF
On August 28, 2002, the Court, after considering the briefs and hearing argument, observed: "Unless somebody comes up with some other legal analysis, we could actually do it by just saying, Judge, we know what you're going to do, we will have the formality of a permanent injunction hearing." Tr., August 28, 2002 at 35. First Financial's brief of Friday - even with an extra day to prepare it - provides nothing new. Indeed, its brief only confirms the correctness of the Court's ruling that Section "2-404(d) is . still subject to 506."
Tr., Aug.28, 2002 at 34. Footnote

Ironically, First Financial bases its entire defense on Section 2-404(d) - one sentence - of the Maryland General Corporation Law ("MGCL"). It is ironic because the General Assembly enacted that very sentence to minimize the "bizarre" occurrence of "no election," where "the current directors could continue to serve.." Yet, based on that sentence - and dismissing both the literal language of the MGCL and inconvenient legislative history - First Financial continues to advocate the "bizarre occurrence" the General Assembly sought to minimize in 1981.

In making its argument, First Financial ignores the cardinal rule of statutory construction - to ascertain and implement the real legislative intent. First Financial fails to construe the corporation law as a whole, ignores the relevant legislative history, and parses the law in a way that defies common sense and produces an absurd result. Indeed, under First Financial's reading of the statute, their management directors would continue in office for three years even if they had received zero votes for reelection - perhaps the pinnacle of the "bizarre occurrence" sought to be minimized by the General Assembly. Of course, even without the legislative history, the Challenged By-law is contrary to the literal language of the MCGL and the General Rule of Section 2-506. It is also in violation of the federal Investment Company Act of 1940. The Challenged By-law is illegal; First Financial cannot implement it. Footnote

                              ARGUMENT

I.	FIRST FINANCIAL'S BY-LAW IS INVALID UNDER THE MGCL.

A.	First Financial Ignores The Cardinal Rule Of Statutory
Construction:  Ascertaining The Real Legislative Intent.

The Court of Appeals has stated many times that in "construing the meaning of a word in a statute, the cardinal rule is to ascertain and carry out the real legislative intent." Tucker v. Fireman's Fund Ins. Co., 308 Md. 69, 73, 517 A.2d 730, 731 (1986) (emphasis added).
Or, stated in a different way by the Court, "the paramount goal of statutory interpretation is to identify and effectuate the legislative intent underlying the statute(s) at issue." Derry v. State, 358 Md. 325, 336, 748 A.2d 478, 483 (2000). In its paper, First Financial simply ignores the cardinal rule. As will be seen below, the manifest and real legislative intent in Maryland is that any super-majority voting requirement must be set forth in the corporate charter on file with the State or in the MGCL itself. Indeed, since 1951, it has been unlawful for a mere by-law to contain a voting requirement greater than a majority of votes cast.

B.	The MGCL Must Be Construed As A Whole And Not In Isolation
As Argued By First Financial.

First Financial's reading of the MGCL law exalts Section 2-404(d)
- one sentence in the entire article - over all other provisions.
That reading by First Financial is contrary to another fundamental rule of statutory construction - that a statute must be read and interpreted as a whole. Copiers Typewriters Calculators, Inc. v. Toshiba Corp., 576 F. Supp. 312, 323 (D. Md. 1983). Indeed, the Court of Appeals has repeatedly stressed that:
[O]ur interpretation of the statute and the legislature's intent must be examined by looking to the statutory scheme in its entirety rather than segmenting the statute and analyzing only its individual parts. . By such an analytical approach, we seek to avoid illogical and unreasonable results that defy common sense.
Marsheck v. Trustees, 358 Md. 393, 403, 749 A.2d 774, 779 (2000)
(citations omitted).
Not only does First Financial's interpretation of the statute segment the MCGL, but it produces a result that defies common sense, thereby running afoul of this maxim of statutory construction as well.

C.	The MGCL Must Be Construed With Reference To The Legislative
History And Larger Context Of The Statute.

Contrary to First Financial's argument, the Court should not turn a blind eye to the full context of the MCGL, nor to its legislative history. Indeed, the Court of Appeals has held that "statutory language is not read in isolation, but 'in light of the full context in which [it] appears, and in light of external manifestations of intent or general purpose available through other evidence.'"
Stanford v. Maryland Police Training & Correctional Comm'n, 346 Md. 374, 380, 697 A.2d 424, 427 (1997) (alterations in original) (quoting Cunningham v. State, 318 Md. 182, 185, 567 A.2d 126, 127 (1989)). See
also Williams v. Mayor & City of Council of Baltimore, 359 Md. 101, 116, 753 A.2d 41, 49 (2000) (looking at legislative history and broader context of statute at issue).

Indeed, in the Williams case, the Court held:
[W]hen we pursue the context of statutory language, we are not limited to the words of the statute as they are printed. ...
We may and often must consider other "external manifestations" or "persuasive evidence," including a bill's title and function paragraphs, amendments that occurred as it passed through the legislature, its relationship to earlier and subsequent legislation, and other material that fairly bears on the fundamental issue of legislative purpose or goal, which becomes the context within which we read the particular language before us in a given case.
Id. at 116, 753 A.2d at 49. Thus, the Court should not ignore useful and persuasive legislative history in construing the MCGL because the goal is to ascertain the real legislative intent and to avoid bizarre consequences of strained interpretations:
If persuasive evidence exists outside the plain text of the statue, we do not turn a blind eye to it. We often look to the legislative history, an agency's interpretation of the statute, and other sources for a more complete understanding of what the General Assembly intended when it enacted particular legislation. In so doing, "we may also consider the particular problem or problems the legislature was addressing, and the objectives it sought to attain." This enables us to put the statute in controversy in its proper context and thereby avoid unreasonable or illogical results that defy common sense.
Adamson v. Correctional Med. Servs., Inc., 359 Md. 238, 251-52, 753 A.2d 501, 508 (2000) (citations omitted). As will be seen below, the legislative history of the seminal 1951 MCGL revision and the 1981 amendment adding Section 2-404(d) make manifest the legislative intent: any increased voting requirement must appear in the corporate charter and not in the by-laws.

D.	The General Assembly, in 1951, Required That Voting
Requirements Greater Than The "General Rule" Appear In The
Charter, Not The By-Laws.


In 1951, the General Assembly enacted a major change in the MGCL when it passed what became Section 2-506. Prior to that 1951 change, bylaws could "require for any purpose a proportionate vote greater than that required by statute for such purpose." See H. Brune, Maryland Corporation Law Section 68 (1933 ed.). Accord Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 922 n.2 (D. Md.), aff'd mem., 948 F.2d 1281 (4th Cir. 1991). As this Court pointed out in Larkin, the reporter's notes to the 1951 revisions of MGCL indicate:
[T]he only substantive change which has been made is that any provision authorizing action to be taken by a corporation with a greater or a smaller portion of votes than required by the statute must be contained in the charter, whereas under present law such a provision may be included either in the charter or in the by-laws.
Larkin v. Baltimore Bancorp, 769 F. Supp. at 922 n.2.

Section 2-506(a) of the MGCL - titled "General Rule" - states that "[u]nless this article or the charter of a corporation provides otherwise ... [a] majority of all the votes cast at a meeting ... is sufficient to approve any matter which properly comes before the meeting." (Emphasis added.) This Court has directly ruled that section 2-506(a)(2) is a "ban against super-majority votes." Larkin, supra, 769 F. Supp. at 924.

Thus, since 1951, any provision for a vote greater than a majority of votes cast can only appear in two places - the MGCL itself or the charter of the corporation at issue. The legislative history is clear. The MGCL itself is clear.

E.	The Plurality Voting Option In Section 2-404(d) Was Not
Intended To Eviscerate The General Rule Established in 1951.

Section 2-404(d) was passed by the Legislature in 1981 as "an exception to Section 2-506." Ideal Fed. Sav. Bank v. Murphy, 339 Md. 446, 457, 663 A.2d 1272, 1277-78 (Md. 1995) (quoting Explanation of
Senate Bill No. 659 Vote Required to Elect Directors ("Senate Bill No. 659 Explanation")). According to the legislative history, the "purpose of the Bill is to provide that corporate directors may be elected by a plurality of the votes cast if a quorum is present." See Senate Bill No. 659 Explanation, attached as Exhibit 2 to Badlands'
TRO Brief. MGCL Section 2-404(d) established what First Financial's own counsel has called the Maryland "public policy in favor of plurality elections" for directors. J. Hanks, MARYLAND CORPORATION LAW,
Section 6.4, p. 158 (2001) (emphasis added).

It is manifest that the legislative intent was to make it easier to elect directors, not more difficult, and to reduce the number of failed elections. The Bill specifically was intended to provide an easier "exception" to elect directors that the General Rule set forth in Section 2-506 "which requires a majority of all votes cast to approve any matter." Id. The entire focus of the Bill was to minimize the possibility that no election of directors would occur because of an insufficiency of votes - the very result advocated by First Financial using Section 2-404(d). As the explanation for the Bill continues:
It is also possible that no nominees would receive a majority of the votes cast, in which case there would be no election and the current directors could continue to serve until the next annual meeting of stockholders. The Bill would essentially eliminate the possibility of these bizarre occurrences.
Id. Senate Bill No. 659 Explanation.

It is clear that the General Assembly, by enacting Section 2-
404(d), did not intend to revert to the pre-1951 situation of permitting super-majority provisions to appear in corporate by-laws. Indeed, the entire focus of Section 2-404(d) was to facilitate the election of corporate directors. The plurality provision of Section 2-404(d) is an exception to the General Rule of Section 2-506 which places a ceiling on the maximum vote a corporation may require, absent a charter provision.

The reference to "by-laws" in Section 2-404(d) is neither surplusage nor inexplicable. That section sets the default rule for the election of directors to a plurality instead of the General Rule of a majority of votes cast. It is perfectly consistent with the legislative intent and the literal language of the MCGL to permit a corporation - through a by-law - to increase its director voting requirement back to the General Rule of majority voting. Only when a corporation wants to exceed the General Rule must it place the change in the charter, as specifically required by Section 2-506. This reading of Section 2-404(d) is literal, consistent with the legislative history, and consistent with the Maryland public policy favoring liberal standards for the election of directors. Footnote

This is particularly apparent when the importance of the General
Rule is considered.  The General Rule is "[o]utstanding among the democratic processes concerning corporate elections...."  Standard
Power & Light Corp. v. Investment Assocs., Inc., 29 Del. Ch. 593, 51 A.2d 572, 576 (Del. 1947). The General Rule is so fundamental that the court there went on to hold that if it were not to be followed, then the exception "must not be couched in ambiguous language, rather the language employed must be positive, explicit, clear and readily understandable and susceptible to but one reasonable interpretation, which would indicate beyond doubt that the rule was intended to be abrogated." Id.

Of course, Section 2-404(d) does no such thing. To the contrary, Maryland public policy, the legislative history, the overall context of the MGCL, the objective sought to be obtained by the General Assembly, and, finally, the literal language of Sections 2-404(d) and 2-506, make it plain that the General Rule continues to prohibit a Maryland corporation from having a by-law requiring a vote greater than a majority of votes cast - particularly in the case of corporate directors.

F.	Only A Charter Provision Can Impose Greater Voting Standards
Than The General Rule of Section 2-506.

As noted above, Section 2-506(a)(2) of the MGCL states that
"[u]nless this article or the charter of a corporation provides otherwise ... [a] majority of all the votes cast at a meeting ... is sufficient to approve any matter which properly comes before the
meeting."  (Emphasis added.) Footnote    First Financial concedes, as
it must, that its Charter does not provide otherwise for the election of directors. Thus, directors of First Financial are to be elected by a majority of votes cast at a meeting, unless the MGCL itself provides otherwise. It does not.

"Provide" means "to arrange for or stipulate beforehand, as by a provision or proviso." Webster's Unabridged Dictionary, law def (4), at 1557 (2d ed. Random House 1997). "Provided by law" means
"prescribed or provided by some statute." Black's Law Dictionary 1224 (6th ed. 1990).

At least eight other sections of the MGCL "provide" for a shareholder vote greater than a majority of votes cast at a meeting. See, e.g., Sections 2-306(b)(4), 2-309(b)(5)(ii), 2-604(e), 3-105(e),
3-403(d), 3-501(d). 3-602(b), and 3-702(a).  Each of those sections provide the greater voting standard itself - with specificity - and establish it as the voting standard for the action being taken. Not one of them simply permits the greater voting standard to be contained in the by-laws.

At most, section 2-404(d), on its face, permits a voting standard for directors - different from the plurality standard preferred under Maryland public policy - to be set forth in the charter or by-laws.
Footnote    It does not provide for the greater voting standard.  This reading, of course, makes both sections consistent with each other.
It does not read the fundamental and "outstanding" General Rule of
Section 2-506 out of the MGCL when it comes to directors' elections, as First Financial would do. It is consistent with the legislative history and the Maryland public policy. Finally, it makes common sense and avoids the illogical and bizarre result advocated by First Financial.

G.	Each of Badlands' Nominees Received Almost 60% Of The Votes
Cast For Each Position.

First Financial's "voodoo math" cannot change the clarity of the General Assembly's intentions regarding Section 2-404(d). Footnote First Financial suggests, at Supplemental Brief 12, that it is actually harder to obtain a "majority of the votes cast" than it is to receive a "majority of the shares outstanding and eligible to vote," and that its Challenged By-law actually helps elect directors by reducing the number of votes necessary for election. First Financial does this by the simple expedient of doubling the denominator, arguing that there were, in fact, 37,979,398 "votes cast" and that Plaintiff's
nominees only got 29.4%.Footnote    According to First Financial,
"[w]here there are two or more open directorships, the number of 'votes cast' will potentially be the number of shares ... times the number of open directorships...."  Id.  But First Financial's result can only be right when there is cumulative voting.

The Inspector of Election at the Annual Meeting, among others, recognized the fallacy in First Financial's argument. Because there is no cumulative voting allowed, each share gets two votes and must vote for two different candidates. Thus, the maximum number of votes any candidate can possibly receive is the number of shares voted. Thus, in counting the "votes cast" one simply counts the number of
shares voted. Footnote    Thus, in its Final Report of election, the
Inspector took care to note that it had received proxies for 19,332,539 shares, 18,993,157 of which had been voted affirmatively for one candidate or more. See Exhibit A to Miller Declaration, attached to Plaintiff's Memorandum in Support. Under that standard, the most votes that could possibly have been received by any one candidate is 19,332,539, and after ineffective votes and abstentions are removed, 18,993,157. Thus, Plaintiff's candidates received 58.8% of the votes cast (11,174,771 divided by 18,993,157).

II.	THE CHALLENGED BY-LAW VIOLATES SECTION 16(A) OF THE INVESTMENT
COMPANY ACT.

Even though this case can be decided entirely on Maryland law, the Challenged By-law is also invalid under Section 16(a) of the Investment Company Act ("ICA"). 15 U.S.C. Section 80a-16(a). First Financial claims that no right of private action exists under Section 16(a) and, further, that the section does not evince a federal policy contrary to the Challenged By-law. First Financial is wrong on both counts.

A.	The ICA Provides for a Private Right of Action Under Section
16(A).

A private right of action under Section 16(a) can be inferred from the plain language of the ICA. The text and structure of a statute is the starting point in determining whether a private cause of action exists under a statutory provision. Alexander v. Sandoval, 532 U.S. 275, 287 (2001). Where the text of a statute evinces Congressional intent to afford private plaintiffs both a right of action and a remedy, a private right of action will be inferred. Id. at 286. Indeed, where a statutory provision focuses on the person protected by the provision, a private right of action may be implied.
 Id. at 289.

The statute also provides for a remedy.  Section 43 of the
statute vests in federal district courts jurisdiction over "all suits in equity and actions at law brought to enforce any liability or duty created by, or to enjoin any violation of, this subchapter." 15 U.S.C. Section80a-43 (emphasis added). Thus, if a company subject to the act violates one of its provisions, an injunction action can be brought to enforce adherence to the provision. This, of course, includes an injunction to enforce adherence to the provisions of
Section 16(a). Footnote

In addition to the text, the legislative history also compels the conclusion that a private right of action exists under Section 16(a).
Footnote    The Third Circuit has described ICA legislative history
as "disclos[ing] congressional enthusiasm for private enforcement." Bancroft Convertible Fund, Inc. v. Zico Inv. Holdings, Inc., 825 F.2d 731, 733-36 (3d Cir. 1987). And the congressional mandate could not be clearer:
The Committee wishes to make plain that it expects the courts to imply private rights of action under this legislation, where the plaintiff falls within the class of persons protected by the statutory provision in question.
See id. (quoting H.R. Rep. No. 1341, 96th Cong., 2d Sess. 28-29
(1980), reprinted in 1980 U.S. Code Cong. & Admin. News 4810-11) (emphasis added). Congress made this statement to ensure that Supreme Court decisions strictly construing statutory language to determine congressional intent did not stop courts from finding private causes of action under the ICA. See id. Accordingly, courts have continued to find private rights of action under the ICA. See, e.g., Lessler v. Little, 857 F.2d 866, 870-74 (1st Cir. 1988); In re ML-Lee Acquisition Fund II, L.P., 848 F. Supp. 527, 538-39 (D. Del. 1994).

Section 16(a) is the "very essence" of the ICA.  Prudential Ins.
Co. of Am., 41 S.E.C. 335, 350 (Jan. 22, 1963), aff'd sub nom.,
Prudential Ins. Co. of Am. v. S.E.C., 326 F.2d 383 (3d Cir. 1964). It affords shareholders a private right of action to enforce its provisions. Badlands is directly within the class of persons protected by this section, and the statute affords Badlands an injunctive remedy to protect its voting rights under the statute.
Defendant's argument otherwise is without foundation.

B.	Section 16(A) Evinces a Federal Policy Contrary to the
Challenged By-law.

First Financial is also wrong when it contends that the Challenged By-law is not contrary to the federal policy espoused in
Section 16(a). Badlands fully briefed the Court on this issue in its opening brief - the language of Section 16(a) is mandatory, not permissive, and bars unelected directors from serving on a board unless a director is appointed to fill a vacancy that arises in between director elections. The only exception in the statute to shareholder election of directors is the filling of such vacancies. The language of the statute is clear - if a non-elected director is to serve at all, that director must have been appointed to fill a vacancy.

The legislative history cited by First Financial in its Supplemental Brief only underscores this point, stating that vacancies may occur because of "emergencies, death, sickness or resignation" and may be filled. Supp. Brief at 22 n.9. But First Financial is not seeking to fill vacancies; it is attempting to maintain in office directors supported by management. These actions are in direct violation of the statute.
Finally, First Financial cannot overcome the mandatory requirement that "the term of office of at least one class [of directors] shall expire each year." The terms of the directors supported by management, LaBlanc and Dorsey, expired this year. Under the plain language of the statute, they may continue to serve only if they were elected at an annual meeting. But they were not so elected; indeed, the shareholders voted not to continue them in office. Accordingly, section 16(a) prohibits them from serving on the board of directors.


                               CONCLUSION

The Challenged By-law is invalid under Maryland law and the Investment Company Act. It cannot stand. Since 1951 the General Rule has been that a majority of votes cast is sufficient to win an election, unless the corporate charter provides otherwise. MGCL
Section 2-404(d) was intended to ease the ability to elect directors and to result in fewer failed elections. First Financial's argument that MGCL Section 2-404(d) permits it to establish a more stringent election standard by a mere by-law is inconsistent with the legislative intent, the statutory purpose, the Maryland public policy, and, indeed, the literal language of the MCGL and the ICA. The Challenged By-law must be set aside, and a permanent injunction should be entered declaring Plaintiff's nominees, who received a majority of the votes cast, the winners of the election.

Badlands' interest as a voting shareholder will be irreparably injured unless the requested injunctive relief is issued. The Court should enforce the will of the voting majority and avoid the "bizarre occurrence" urged by First Financial management. In sum, we ask the Court to "give true vitality to the concept of corporate democracy."
 Roosevelt v. E. I. Du Pont de Nemours & Co., 958 F.2d 416, 421 (D.C. Cir. 1992). The public interest requires no less.


Respectfully submitted,

/s/ James H. Hulme

James H. Hulme, Esquire, Bar No. 00875
Donald B. Mitchell, Jr., Bar No. 22944
Benjamin I. Fishman, Bar No. 13495
J. Marcus Meeks, Bar No. 15191
ARENT FOX KINTNER PLOTKIN & KAHN, PLLC
1050 Connecticut Avenue, N.W.
Washington, D.C.  20036-5339
Telephone:  (202) 857-6144
Counsel for Plaintiff, Badlands Trust
Company

Footnotes:

1. At the August 28, 2002 hearing, the Court also said, "let's just make it a permanent injunction hearing because there's no discovery or anything necessary on this." Tr., August 29, 2002 at
35. Subsequently, the Court indicated that it would leave the hearing as one for a preliminary injunction, but would allow Badlands to request a final hearing. Id. at 41. On Thursday, September 6, 2002, Badlands filed a formal request to make the September 10, 2002 hearing final hearing on a permanent injunction. In its delay motion filed on September 6, 2002, First Financial recognized that the Court is likely to issue a final ruling on September 10, 2002. Accordingly, the Court should formally make the September 10, 2002 hearing a final hearing on the merits.
2. First Financial has not raised the irreparable harm argument in its papers filed in opposition to the preliminary injunction motion. Thus, the point should be taken as conceded. In any event, the harm to Badlands from frustrating the effectiveness of its vote as a shareholder is irreparable, as found by the Court on August 28, 2002. See Tr., Aug. 28, 2002 at 29-30.
3. One reason to minimize and avoid failed elections is suggested by First Financial's own brief. First Financial argues, as if such a result were a positive event, that the Court should not be concerned about a failed election, because the incumbent directors will simply "hold over" for a year, and if the same situation eventuates again next year then any shareholder may possibly be able to petition to dissolve the corporation under MGCL Section 3-413(b)(1). See FF Supp. Br. at 19. But dissolution, especially of a publicly traded corporation, is draconian, with potentially disastrous consequences for the shareholders. Cf., Lerner v. Lerner, 306 Md. 771, 511 A.2d 501, 510-11 (1986)
(dissolution is "extreme remedy" with "drastic consequences" and should be "exercised with great circumspection") (citations and quotations omitted). And MGCL Section 2-404(d) should not be read in a manner that would increase the likelihood of such drastic action.
4. Section 2-104(b) of the MGCL identifies provisions that may be included in the articles of incorporation or charter. Among the listed provisions is: "Any provision which requires for any purpose the concurrence of a greater proportion of the votes ... of any class of stock than the proportion required by this article for that purpose." There is no comparable section allowing such a voting provision to appear in the by-laws. By-laws may vary the requirements of the MCGL in certain areas, but varying the voting requirements of the MCGL is not among the powers allowed a by-law, with the exception of increasing the vote for directors to the General Rule of Section 2-506.
5. "Permit" means "to allow to do something." Webster's, supra, at 1443. Section 2-404(d) may allow for a departure from the plurality voting standard to appear in the charter or by-laws. It does not, however, "provide" such a standard.
6. First Financial's voodoo math is also "new math" and represents a departure from the position it took in its brief filed on August 27, 2002. See FF Opposition to TRO Application, at 8. There, it conceded that the Badlands' slate had received almost 60% of the vote, while its slate had received only 33% of the vote. The new math is simply post-hoc argument without a basis in fact or in law.
7. Of course, under First Financial's math, its own nominees only received about 20% of the votes cast.
8.As this Court recognized in Larkin, abstentions and other ineffective votes (like merely "dimpled chads") do not count as "votes cast."
9.The Fourth Circuit has specifically relied on section 43 in finding that a private right of action exists under the ICA. See
Brown v. Eastern States Corp., 181 F.2d 26, 28 (4th Cir. 1950). The court noted that the complaint in the action "unquestionably asserted that rights of plaintiff under federal statutes had been invaded." Id. First Financial's contention that the court did not address the issue is without merit. The issue was not litigated by the parties, but the decision makes clear that the court viewed the lawsuit as properly brought to enforce private rights under the ICA.
10. Although statutory text must indicate Congressional intent to create a private cause of action, legislative history can also be examined to discern legislative intent. See Alexander, 532 U.S. at 289
n.7; accord Northwest Airlines, Inc. v. Transport Workers Union, 451
U.S. 77, 91 (1981).